December 5, 2018

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Quantum Energy, Inc.
Registration Statement on Form S-1
Filed November 9, 2018
File No. 333-225892

Ladies and Gentlemen:

This is in response to the staff’s comment letter dated December 4, 2018 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1A filed on June 26, 2018 and amended on August 30, 2018 and on November 9, 2018 and on November 28, 2018 (the “Registration Statement”) by Quantum Energy, Inc. (the “Registrant”). This letter is also submitted together with Amendment #4 to the Registration Statement filed by the Registrant as of the date hereof (“Amendment #4”).

Description of Securities, page 24

1.	We note that you have filed additional amendments to your Articles of Incorporation in response to prior comment three, although you have not yet filed a complete and current copy of the Articles of Incorporation, as amended, and as required to comply with Item 601(b)(3) of Regulation S-K. We reissue prior comment three.

Response: Amendment # 4 amends the Registration Statement to include as Exhibit 3.12 a complete and current copy of the Articles of Incorporation, as amended.

Exhibit 5.1

2. Please file a revised legality opinion that covers the same amount of shares of common stock registered in the secondary offering. In that regard, we note that the opinion in its first paragraph references 23,563,669 shares while the registration statement registers 24,680,137 shares to be sold by selling stockholders.

Response: Amendment # 4 amends the Registration Statement to include as Exhibit 5.2 a revised legality opinion that covers 24,680,137 shares of common stock to be registered in the secondary offering.

Exhibit 23.1

3. Please have your independent auditor update the date of its consent relating to its audit report prior to the effectiveness of the registration statement.

Response: Amendment #4 revises the Registration Statement to file as Exhibit 23.4 an updated consent from the Registrant’s independent auditor relating to its report prior to the effectiveness of the registration statement.

Very truly yours,

/s/ Jerold N. Siegan

Jerold N. Siegan

JNS:

cc:	Jeffrey J. Mallmes
Andrew J. Kacic
William J. Hinz
Richard Ethington
Pamela Bing
Delaine Hess Gruber